QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Wilder Richman Historic Properties II, L.P.
(Name of Subject Company (Issuer))

Dixon Mill Investor, LLC (offeror)
(Names of Filing Persons
(identifying Status as offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Mark M. Bava
Dixon Mill Investor, LLC
350 Veterans Boulevard
Rutherford, New Jersey 07070
(201) 804-8700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gerald J. Guarcini, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103
(215) 864-8625

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$1,950,000(1)	$390.00(2)
(1)
Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

(2)
Of the fee, $390.00 was previously paid with the Schedule TO filed December 1, 2004.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount
previously paid:

Form
or registration no.:

Filing
party:

Date
filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check
the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check
the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Dixon Mill Investor, LLC, a New Jersey limited liability company (the "Purchaser"), with respect to its offer to purchase units of limited partnership interests ("Units") of Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 1, 2004, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which were filed as Exhibits 12(a)(1) and 12(a)(2), respectively, to the Tender Offer Statement on Schedule TO filed on December 1, 2004. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

* * * * *

Item 11. Additional Information.

        The tender offer has been extended to expire at 5:00 p.m. on Friday, February 4, 2005, from the previous expiration date of Friday, January 7, 2005

Item 12. Exhibits.

(a)(4)	Press Release dated January 10, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2005

DIXON MILL INVESTOR, LLC
By:	/s/ MARK M. BAVA Mark M. Bava Authorized Agent

EXHIBIT INDEX

Exhibit No.	Description
(a)(4)	Press release dated January 10, 2005.

QuickLinks

SIGNATURE
EXHIBIT INDEX